Exhibit 99.2

20 September 2007 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax:            31-20-404 2544

Dear Sir
Lodgement with NYSE — Section 303A Foreign Private Issuer Annual Written Affirmation
The attached document was lodged with the NYSE on 19 September 2007.
Yours faithfully
/s/ Benjamin P Butterfield
Benjamin P Butterfield
Company Secretary

James Hardie Industries NV
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands
September 19, 2007
Corporate Governance Department
NYSE Regulation, Inc.
20 Broad Street, 13th floor
New York, NY 10005
SECTION 303A ANNUAL WRITTEN AFFIRMATION
EXHIBIT C
The current Audit Committee members of James Hardie Industries N.V. (the “Company”) are:
•	Mr. Brian Anderson (Committee Chairman);

•	Mr. Michael Hammes;

•	Mrs. Catherine Walter; and

•	Mr. James Loudon.
Biographical information for each of these Audit Committee members (other than share ownership information for Mrs. Walter) can be found in Item 6 of the Company’s Annual Report on Form 20-F for fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2007 (the “2007 20-F”).
Disclosure of Mrs. Walter’s share ownership can be found in the Company’s Form 6-K as filed with the SEC on July 12, 2007 (the “6-K”).
The Company’s 2007 20-F and 6-K are accessible on the SEC’s website via the EDGAR system at www.sec.gov.
Regards,
/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

Form Last Updated by the NYSE on March 28, 2006
Foreign Private Issuer
Section 303A
Annual Written Affirmation
James Hardie Industries N.V. (JHX) (the “Company”) has checked the appropriate box:
(Insert Company name and ticker symbol)

☑	The Company hereby affirms the following to the New York Stock Exchange (“NYSE”) without qualification:
or

☐	Subject to any noncompliance that is specifically described on Exhibit A1 to this Annual Written Affirmation, the Company hereby affirms the following to the NYSE[2]:

A.	Audit Committee (Section 303A.063)
The Company has an audit committee meeting the requirements of Securities Exchange Act Rule 10A-3 (“Rule 10A-3”) or the Company is exempt therefrom. To the extent the Company is relying on an exemption provided under Rule 10A-3, a specific, brief description of the basis for such reliance and a citation to the relevant portion of Rule 10A-3 is provided on Exhibit B.
To the extent that the Company has an audit committee, each member satisfies the independence requirements set out in Rule 10A-3. To the extent the Company is relying on an exemption from Rule 10A-3 with respect to any individual member of the audit committee, a specific, brief description of the basis for such reliance and a citation to the relevant portion of Rule 10A-3 is provided on Exhibit B.
Attached on Exhibit C is a list of those individuals who currently comprise the full membership of the audit committee of the board of directors. With respect to each member of the audit committee who is also a director of the Company, the Company has also provided on Exhibit C a brief biography, including disclosure regarding share ownership in the Company and a brief description of any existing business relationships and/or fee arrangements with the Company, as applicable. If any or all such biographical information is available through an EDGAR filing,

1   The Company must provide detailed disclosure on Exhibit A noting which standard it is not in compliance with, the reason for such noncompliance and a specific timetable for the Company’s return to compliance. To the extent that this Annual Written Affirmation has been signed by the Company’s CEO, the Company need not also submit a notice of noncompliance as required by Section 303A.12(b).
2   if the Company is unable to execute this Annual Written Affirmation without qualification, it must check this box.
3   Section 303A.06 incorporates the requirements of Rule 10A-3 promulgated by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934.

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Form Last Updated by the NYSE on March 28, 2006
the Company can specify the location of such disclosure on Exhibit C in lieu of restating the information.
B. Statement of Significant Differences (Section 303A.11)
The Company has provided the statement of significant corporate governance differences required by Section 303A.11 either: (a) in the Company’s annual report to U.S. shareholders distributed in accordance with Sections 103.00 and 203.01 of the NYSE Listed Company Manual; or (b) on the Company’s website and an appropriate reference to that location has been included in the Company’s annual report to U.S. shareholders distributed in accordance with Sections 103.00 and 203.01 of the Listed Company Manual. The method and location of disclosure chosen by the Company has been indicated on Exhibit B.
Certification
This Affirmation is signed by a duly authorized officer of, and on behalf of
James Hardie Industries N.V.

(Name of Company)

By:	/s/ Russell Chenu

Print Name:	Russell Chenu

Title:	Chief Financial Officer

Date:	September 19, 2007
There is no specified form for Exhibit A or Exhibit C. The form of Exhibit B is specified and is available on www.nyse.com.
The Foreign Private Issuer Section 303A Annual Written Affirmation may be sent to:
Corporate Governance Department
NYSE Regulation, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
Telephone: 212-656-4542
Alternatively, the completed forms may be faxed to 212-656-5780 or scanned and emailed to amcmillan@nyse.com.

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT OR FOOTNOTES ARE DELETED. If you have any questions regarding applicability to your Company’s circumstances, please call the Corporate Governance department prior to submission.

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SECTION 303A ANNUAL WRITTEN AFFIRMATION
EXHIBIT A
Not applicable

Form Last Updated by the NYSE on March 28, 2006
Exhibit B to
Foreign Private Issuer
Section 303A Annual Written Affirmation

Company name and ticker symbol: James Hardie Industries N.V. (JHX)

1	2	3	4
Section 303A.06	Applicable	Securities Exchange Act	Location of disclosure
Audit Committee Requirements	Exemption	Rule 10A-3 (“Rule 10A-3”)	Name of document/page number
		Disclosure	where disclosure is located, if
applicable

Disclose in column (2) whether the Company or any individual member of the Company’s audit committee is relying on an exemption provided by Rule 10A-3 and provide a specific, brief description of the basis for such reliance and reference to the provision of Rule 10A-3 being relied upon. In addition, if an individual member of the Company’s audit committee is relying on an exemption from Rule 10A-3, provide the name of that individual.

For ease of reference, a brief description of the available Rule 10A-3 exemptions is set out on page 3.
	N/A	Rule 10A-3(d) requires the Company to disclose its reliance on certain exemptions provided by Rule 10A-3 (for convenience, an indication of whether or not disclosure is required is provided on page 3), as well as to provide an assessment of the impact of such reliance, in the Company’s Form 10-K, 20-F or 40-F filed with the SEC. If the Company is relying on one of these exemptions, provide a specific reference to the location of such disclosure in column (4).	N/A

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Form Last Updated by the NYSE on March 28, 2006

1	2	3	4
Section 303A.11	Method of	Required Location of	Location of disclosure
Significant Corporate Governance	Disclosure	Disclosure	Name of document/page number
Differences			where disclosure is located
OR
URL of Company website and link to
specific web page

Disclose in column (2) the method by which the Company has disclosed the significant ways in which its corporate governance practices differ from those required by domestic companies under NYSE standards either: (a) on its website (in English and accessible from the United States); or (b) in its annual report distributed to U.S. shareholders in accordance with Sections 103.00 and 203.01 of the NYSE Listed Company Manual (the “Annual Report”).

If the Company posts the disclosure to its website, it is required to disclose in its Annual Report a statement informing shareholders of that fact and to provide the web address where the full information may be obtained.
	(a) on its website (in English and accesible from the United States)	Depending on the method of disclosure indicated in column (2), provide the location of the required disclosure in column (4).	www.ir.jameshardie.com.au/ jh/corporate_governance.jsp

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